Exhibit 21.1

The table below lists our subsidiaries.

Subsidiaries (3)	Immediate holding company	Jurisdiction of Incorporation	Percentage of holding as of March 31, 2019	Percentage of holding as of March 31, 2018
IGC – Mauritius (IGC-M)	IGC	Mauritius	100	100
IGCare LLC	IGC	Maryland, USA	100	0
IGC Pharma LLC	IGC	Maryland, USA	100	0
Holi Hemp LLC	IGC	Maryland, USA	100	0
Techni Bharathi Private Limited (TBL)	IGC	India	100	100
India Mining and Trading Private Limited (IGC-IMT)	IGC-M	India	100	100
IGC Materials Private Limited (IGC-MPL)	IGC-M	India	100	100
IGC Logistic Private Limited (IGC-LPL)	IGC-M	India	100	100
IGC Enterprises Limited (IGC-ENT) (1)	TBL	Hong Kong	100	100
Cabaran Ultima Sdn. Bhd., (Ultima) (2)	IGC	Malaysia	0	100

(1)	Beneficially owned by Techni Bharathi Private Limited (TBL)
(2)	Cabaran Ultima was sold in the financial year 2019.
(3)	IGC-M, IGC-IMT, IGC-LPL, IGC-MPL are non-operating subsidiaries and don’t have a material impact on the balance sheet or statement of operations.